EXHIBIT 19

FOR IMMEDIATE RELEASE:                                                      NEWS
July 13, 1999                                        Nasdaq National Market/AVRT
                                                            http://www.avert.com

   AVERT, INC. ADDS MAJOR ACCOUNTS DIVISION TO ITS JOINT MARKETING AGREEMENT
                 WITH ADP FOR PRE-EMPLOYMENT SCREENING SERVICES

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company providing employment screening and support to a diverse nationwide client base, today announced an additional agreement with Automatic Data Processing (ADP), Employer Services, (New York Stock Exchange/AUD) to broaden its joint marketing partnership. This new agreement calls for Avert services to be offered nationwide to ADP customers in the Major Accounts division.

ADP's Major Accounts Division is comprised of customers employing from 100 to 999 employees. Through this agreement, Avert services will be marketed to Major Account customers in a packaged format. The terms of the agreement are similar in nature to an earlier agreement announced May 11, 1999 between Avert and ADP's Emerging Business Services Division. The Emerging Business Services Division focuses on providing ADP's selection of products and services to employers with fewer than 100 employees.

"Both of the agreements are designed to capitalize on Avert's ability to provide interactive, on-line resources for screening employment candidates," commented Dean A. Suposs, President and Chairman of Avert, Inc.

About ADP
ADP (NYSE:AUD), is one of the largest independent computing services firms in the world with more than $5 billion in revenues and more than 425,000 clients. ADP provides computerized transaction processing, data communications, software, and information services to companies in virtually every industry. ADP Employer Services is the world's largest provider of payroll services and human resource administration systems. It offers a comprehensive range of benefits, payroll and business tax deposit and reporting, time and labor management, unemployment compensation management, and retirement plan services.

About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, previous employment verification and Social Security Number validations. AVERTnet is customized to meet the unique concerns, policies and procedures of companies nationwide. Additional information about Avert background checking solutions and the Company's SEC filings are available on the Internet at www.avert.com.

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This press release may contain forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Factors that may cause the company's actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following: risks associated with potential liability for failure to comply with federal and state regulations; liability to customers and/or to the subjects of background checks for inaccurate or misuse of information; loss of key personnel; and intense competition, as well as general economic business conditions, changes in laws or regulations and other factors, many of which are beyond the control of the company.



Contact:
Avert Inc.
Investor Relations
970.484.7722

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